

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2020

Gary Muenster
Chief Financial Officer
ESCO TECHNOLOGIES INC
9900A Clayton Road
St. Louis, MO 63124-1186

      Re: ESCO TECHNOLOGIES INC
          Form 10-K for the fiscal year ended September 30, 2019
          Filed November 29, 2019
          File No. 1-10596

Dear Mr. Muenster:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Highlights of 2019 Operations, page 19

1.   We note your presentation of Diluted EPS - As Adjusted and have the following comments:
   - Please provide a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure, Diluted EPS, in a more prominent manner, such as a tabular presentation, in accordance with Item 10(e)(1)(i) of Regulation S-K.
   - The adjustments to Diluted EPS appear to be net of income tax. Adding back adjustments, net of tax, is not consistent with the guidance provided in Question 102.11 of the the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (April 4, 2018).

   Please revise your future non-GAAP presentations, including disclosures filed in quarterly earnings releases on Form 8-K, accordingly.

Critical Accounting Policies
Revenue Recognition, page 26

2.   We note your disclosure which refers the reader to the Notes to the Consolidated Financial Statements for information regarding the recognition of revenue. Please revise future critical accounting estimates disclosures to provide insight into the judgments that are made in your revenue recognition process. The accounting estimate disclosures are designed to supplement the description of accounting policies in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and operating performance. Typical disclosures discuss the types of assumptions underlying the most significant and subjective estimates, provide a sensitivity analysis of those assumptions to deviations of actual results, and disclose the circumstances that have resulted in revised assumptions in the past. As an example, we note that significant judgment is used in determining total contract cost for revenue that is recorded over time using the cost-to-cost method.

Goodwill and Other Long-Lived Assets, page 27

3.   We note goodwill represents a substantial element of your Balance Sheet and your accounting policy states the results of your impairment testing indicate the fair value of your NRG subsidiary is not less than the carrying amount. Please modify your disclosure to state, if true, that the results of your impairment testing indicate the fair values substantially exceed the reporting units carrying values for any reporting units that have been quantitatively assessed for impairment. Otherwise, please disclose the percentage by which each reporting units´ fair value exceeds its carrying value. If you performed qualitative assessments, please clarify that fact.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mindy Hooker, Accountant, at (202) 551-3732 or John Cash, Branch Chief, at (202) 551-3768 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Michelle Marren, Controller